

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

Via E-mail
Kenneth J. Hillan, M.B., Ch.B.
President and Chief Executive Officer
Achaogen, Inc.
7000 Shoreline Court, Suite 371
South San Francisco, CA 94080

> **Re:** **Achaogen, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-193559**

Dear Dr. Hillan:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 4. At each term's first use in the Prospectus Summary, please define the following scientific terms to provide a reasonable investor with an understanding of such terms. Please be advised that each term's definition should not reiterate the term being defined:

   - "gram-negative;"
   - "Enterobacteriaceae;"
   - "carbapenem-resistant;"
   - "extended-spectrum beta-lactamase producing Enterobacteriaceae;"
   - "semi-synthetic aminoglycoside;"
   - "in vitro;"
   - "in vivo;"
   - "levofloxacin;" and
   - "antipseudomonal."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any questions.


Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director


cc: Via E-mail
        Mark V. Roeder
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, CA 94025